NEWS RELEASE	ELD No. 12-13
TSX: ELD NYSE: EGO ASX: EAU	April 12, 2012

Eldorado’s Growth Continues

Annual Gold Production to reach 1.7 M oz. within 5 years

(all figures in United States dollars unless otherwise noted)

Vancouver, British Columbia - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company" or "We"), is pleased to provide updated guidance in respect to the Company’s construction schedules, production levels, and capital and operating cost estimates for the period 2012-2016; with special emphasis on integration of the Company`s newly acquired assets in Greece and Romania.

“Eldorado plans on expanding gold production by roughly 160% over the next five years, making it one of the fastest growing emerging senior gold producers globally. With industry leading cash costs of ~$350/oz expected over the same period, the Company’s extensive mine development, construction and expansion programs can be funded largely by growing internal cash flows. Eldorado intends to invest over $1.0 billion in Greece over the next several years in new mine development and related infrastructure. This significant investment will result in material direct and indirect job creation,” said Paul Wright, President and CEO of Eldorado Gold.

Key Highlights (2012-2016)

•

Commissioning of 5 new mines  (12 operations globally by 2016);

•

Achieve key milestone of 1.5 million ounces of gold production in 2015;

•

Production of 1.7 million ounces of gold annually (growth of 160%) by 2016;

•

Average cash operating cost (net of by-products) for the period of ~$350/oz;

•

Development capex of $1.95 billion.

Olympias Project, Greece

The Olympias project consists of a polymetallic massive sulphide deposit located 8 km north of the Company’s operating Stratoni mine. As previously reported (March 22, 2012), Hellas Gold has received the approval of the Technical Study of the Olympias mine from the Ministry of Environment and Climate Change (MoE).

Table 1 summarizes the life-of-mine (LOM) operating statistics for Olympias. Olympias has an expected mine life of 22 years (based on P&P Reserves) and will operate in three phases. Phase I consists of processing the existing 2.4 million tonnes of surface tailings that will commence in Q3 2012, as well as refurbishment of the underground mine. Eldorado expects to process approximately 320,000 tonnes of tailings during 2012, which will result in the production of approximately 35,000 tonnes of a pyrite concentrate containing 20.0 g/t gold. Tailings will continue to be processed at a rate of 720,000 tonnes per annum until they are exhausted in 2015.

Phase II at Olympias consists of production from the underground mine at a mining rate of 400,000-500,000 tonnes per annum, beginning in the second half of 2015. Run-of-mine ore processing will produce three concentrates (lead-silver, zinc, and the gold bearing pyrite/arsenopyrite). The recovery of the lead, silver, zinc and gold to their respective concentrates will be in the range of +/- 90% based on the previous operating history at Olympias. It is anticipated that with modern equipment and automated process control, the historical recoveries could be exceeded.

Eldorado is in the process of negotiating contracts for the sale of gold bearing pyrite concentrate and will update the market as detailed contract terms are reached.  Contracts for the sale of lead-silver and zinc concentrates at Olympias will be negotiated prior to Phase II production; however our estimates of by-product revenue in those years have been calculated using similar terms as those set-out in the contracts for concentrate sales at the Company’s operating Stratoni mine (see Stratoni section below).

Phase III at Olympias is presently planned and permitted to commence in 2018 and includes the construction of a new mill at Stratoni capable of processing ore at rate of 850,000 tonnes per annum. An 8.5 km tunnel that is currently under construction will be used to transport ore from Olympias to the new mill and will also serve as an exploration platform to test several prospective targets in the area. The new facility at Stratoni will continue to produce lead-silver, zinc, and gold-bearing pyrite concentrates; however, Eldorado is currently conducting additional metallurgical test work to determine the final design and economics of using flash smelting technology to extract the gold on site. The Company would also like to emphasize that the final design and capacity of the new mill will also be ultimately influenced by exploration success at the neighboring Piavitsa prospect and other prospective targets within a 10 km radius of the proposed site.

Table 1. Olympias Operating Statistics

	Period	Description	Payable Gold Production	Cash Costs (net by-product)
Phase I	2012 - 2015	Tailings Treatment + Refurbish Underground	50,000 oz/yr	$700/oz
Phase II	2016 - 2017	Underground Mining at 400-500 ktpa	105,000 oz/yr	-$100/oz
Phase III	2018 - Onward	Underground Mining at 850 ktpa + Gold Plant	170,000 oz/yr	-$400/oz

*cash costs based on consensus analyst metal prices

Total capital required at Olympias for the period 2012-2016 is estimated to be ~$207 million. This includes ~ $71 million for new accesses, which consists of the 8.5 km tunnel to Stratoni and the Olympias plant decline connecting the processing plant to the west ramp. A complete list of expected capital costs at Olympias for the period 2012-2016 is summarized in Table 2. Further capital required to achieve Phase III production has been allocated beyond 2016 and will consist primarily of the new gold plant and underground development and equipment. These additional costs are projected to be in the order of $200-$225 million.

Table 2. Olympias Capital Costs (2012 - 2016)

Skouries Project, Greece

Skouries is a high value gold-copper porphyry deposit that forms a near-vertical pipe. The project benefits from a simple metallurgical process and will produce clean Cu-Au concentrate via flotation as well as doré from a gravity circuit.

As previously reported (March 22, 2012), Hellas Gold, a subsidiary of Eldorado in Greece, has received approval of the Technical Study of the Skouries Project from the MoE. A number of local contractors are now on site preparing for the start of construction of the Skouries Project this quarter.

Table 3 summarizes the life-of-mine operating statistics for the Skouries mine. Skouries has an expected mine life of 27 years (based on P&P Reserves) and will operate in two phases. Phase I consists of open-pit mining at a rate of ~8.0 million tonnes per annum commencing in 2015. Approximately 47.0 million tonnes of ore will be extracted from the pit over a 6 year period, culminating in 2020. Phase II consists of underground mining at a rate of ~4.0 million tonnes per annum, beginning in 2020. Eldorado plans to begin underground development in the third quarter of this year with significant advancement to be completed ahead of the scheduled transition.

During Phase I, Skouries will produce roughly 130,000 ounces of gold and 28,500 tonnes of copper at operating cash costs (net of by-products) of -$700/oz. Lower mining rates experienced during Phase II will be offset in part by higher grades, and the mine will produce roughly 100,000 ounces of gold and 22,000 tonnes of copper per year at operating cash costs (net by-product) of $135/oz.

Table 3. Skouries Operating Statistics

	Period	Description	Payable Gold Production	Cash Costs (net by-product)
Phase I	2015 - 2020	Open-pit - 8 Mtpa	130,000 oz/yr	-$700/oz
Phase II	2020 - Onward	Underground - 4 Mtpa	100,000 oz/yr	$135/oz

*cash costs based on consensus analyst metal price forecasts

Eldorado expects total capital required to achieve Phase I production at Skouries to be ~ $345 million – an increase of roughly 20% over European Goldfields July 2011 estimate. The Company also plans on spending an additional $70.5 million on underground development over the next 5 years (which includes a production shaft) in order to ensure a smooth transition in to Phase II of the operation. A complete list of expected capital costs at Skouries for the period 2012-2016 is summarized in Table 4. Further capital required to achieve Phase III production has been allocated beyond 2016 and will consist primarily of underground equipment and development. These additional costs are projected to be in the order of $100- $110 million.

Table 4. Skouries Capital Costs (2012 - 2016)

Stratoni Mine, Greece

The Stratoni underground mine continues to operate at a mining and processing rate of approximately 18,000 to 20,000 tonnes of ore per month and produces lead-silver and zinc concentrates. Eldorado believes there are sufficient reserves currently defined at Stratoni to sustain a five year mine life, with significant exploration potential to increase resources and reserves.

Lead and zinc recoveries at Stratoni are ~92% and ~93%, respectively, while silver recoveries to the lead concentrate are ~84%. The grade of the bulk lead/silver concentrate averages ~70% lead and ~1,600 g/t silver and the zinc concentrate contains ~50% zinc.

Concentrates are shipped by sea using the Stratoni port or occasionally (if stipulated by the purchaser) the Thessaloniki sea port facilities. Purchases are made “Free on Board” and contracts are negotiated on a yearly basis. Table 5 summarizes the current contract terms.

Table 5. Stratoni Concentrate Contract Terms

Certej Project, Romania

Certej is an epithermal gold/silver deposit located in the “Golden Quadrilateral” area of the Apuseni Mountains of Transylvania in Western Romania, 12 km from the regional town of Deva. Eldorado owns 80% of the project through its subsidiary Deva Gold S.A.

Table 6 summarizes the life-of-mine operating details for Certej. The deposit extends from surface and will be mined by open pit methods with a LOM strip ratio of 3.1:1. Certej has an expected mine life of 12 years (based on P&P Reserves) with mining beginning in the Main Zone in 2015 and transitioning to the West Zone by 2021. Eldorado plans to update the mineral resources and reserves for Certej by the end of May 2012, incorporating an updated geologic model for resources and a $1250 gold price for reserves.

Ore processing at Certej consists of a conventional 3.0 million tonnes per annum concentrator with crushing, grinding and sulphide flotation unit. This process is scheduled to produce an average of ~300,000 tonnes of flotation concentrate per annum with grades between 15.0 and 18.0 g/t gold and 70.0 to 100.0 g/t silver with flotation gold and silver recoveries of approximately 90%. The refractory gold and silver bearing sulphide concentrate will then be directed to an Albion process plant for oxidation and the solid residue will be directed to a CIL and precious metal plant to recover liberated gold and silver as doré. The Albion process uses a combination of ultra-fine grinding of concentrates followed by oxidative leaching at atmospheric pressure. The Albion gold and silver recoveries will be approximately 91% and 85% respectively, resulting in total process gold and silver recoveries of approximately 82% and 77%, respectively. The mine is expected to yield on average 130,000 ounces of gold and 660,000 ounces of silver per year at operating cash costs (net of by-products) of $400/oz.

Table 6. Certej Operating Details

Commissioning:	Q2 2015
Average Annual Gold Production:	130,000 oz
LOM Cash Costs (by-product):	$400/oz
Development Capital:	$270 mln
Sustaining Capital:	$60 mln
Gold Recovery:	82%
Silver Recovery:	77%

Total development capital required for Certej is estimated at ~ $270 million and is summarized in Table 7. This is an increase of roughly 15% over the Q4 2010 Feasibility Study, allowing for the inclusion of a 750 tpd oxygen plant to be part of Eldorado’s capital investment plan, whereas prior studies had assumed plant rental. Sustaining capital required at Certej is estimated to be ~$60 million.

Table 7. Certej Capital Cost Summary

Perama Hill Project, Greece

With significant milestones on the horizon, we are also taking this opportunity to provide an update on the Perama Hill project (“Perama Hill”) in Greece. As previously reported (March 22, 2012), Thracean Gold Mining Limited (a wholly owned subsidiary of Eldorado Gold) received approval for the Preliminary Environmental Impact Assessment of Perama Hill in February 2012. On March 30, 2012 the Company submitted the Environmental Impact Study (EIS) for Perama to the MoE. We anticipate, in accordance with the Fast Track law, to receive final approvals of the EIS in Q4 2012.

Table 8 summarizes the life-of-mine operating details for Perama. The deposit extends from surface and will be mined by open pit methods with a LOM strip ratio of 0.29:1.

The processing facility includes three stage crushing, followed by a single stage ball mill plant that will be designed to treat 1,250,000 tonnes of conventional oxide ore per annum. Milled ore will be thickened in a high rate thickener prior to pre-aeration and gold/silver dissolution in the CIL circuit. Gold and silver recoveries are expected to be approximately 90% and 60%, respectively. The mine will yield on average 110,000 ounces of gold and 85,000 ounces of silver per year at operating cash costs (net of by-products) of $275/oz.

Table 8. Perama Hill Operating Details

Commissioning:	Q1 2015
Average Annual Gold Production:	110,000 oz
LOM Cash Costs (by-product):	$275/oz
Development Capital:	$189 mln
Sustaining Capital:	$24 mln
Gold Recovery:	90%
Silver Recovery:	60%

Total development capital required for Perama Hill is estimated at ~ $188.5 million and is summarized in Table 9. This is an increase of roughly 15% over the Q1 2010 study. Sustaining capital required at Perama Hill is expected to be ~$24 million.

Table 9. Perama Hill Capital Cost Summary

Exploration in Greece and Romania

Eldorado’s 2012 exploration budget for Greece of $13.1 million includes drilling campaigns at Perama Hill, Skouries, Piavitsa and the Fisoka and Tsikara porphyry prospects.

Perama Hill:  In the Perama project area, 5,200 metres of drilling is scheduled, commencing in Q2.  Infill drilling will be completed along the west margin of the Perama Hill deposit to better define gold grade distribution. At the Perama south deposit, stepout holes will target down-dip extensions of the mineralized zones, and will include several deep holes testing for structurally-controlled mineralization between the two deposits.  Detailed geological mapping, soil sampling and rock chip sampling programs will be conducted concurrently to assess the project area for additional new targets.

Skouries:  14,300 metres of infill drilling are planned, mainly targeting areas of inferred resources that lie within the design pit.  Drilling is scheduled for Q2 and Q3.

Piavitsa:  Four drills are presently active at the Piavitsa prospect, where widely-spaced exploration holes by previous property owners have identified high gold and silver grades within a zone of polymetallic mineralization extending over a 2.5 km strike length along the controlling Stratoni Fault. Mineralization style is similar to that at the Olympias deposit, located 7 km to the northeast.   A strong geophysical (EM) anomaly coincides with the known mineralization, and extends well outside the previously tested area, outlining a prospective strike length of over 8 km.  In addition, geological mapping and sampling completed in 2011 identified cross-faults which offset the Stratoni Fault, and host zones of high grade mineralization themselves. A diamond drilling program of 15,000 metres will systematically infill the previously drilled area, step out to the west along the Stratoni Fault and target mineralized cross faults.

Of the five drillholes completed to date, three have intersected massive sulfide intervals along the Stratoni Fault.  These include a deep step-out hole that encountered a 5-metre massive sulphide interval beginning at 498 metres downhole.

Fisoka/Tsikara:  The Fisoka and Tsikara prospects lie within a NE-SW trending corridor of Oligocene intrusions similar to that hosting the Skouries deposit, with associated broad alteration systems.  Drilling is currently underway at the Fisoka prospect, where previous operators outlined a shallow zone of secondary copper enrichment within a broad zone of porphyry-style alteration and hydrothermal breccias.  Several drillholes will re-test areas where historic drillholes suffered from poor core recovery and were not analyzed for gold; others will target previously untested geochemical anomalies.  At Tsikara, reconnaissance rock chip sampling identified Au mineralization in two zones, one of which corresponds to an intrusive breccia body.  Drilling at Tsikara is scheduled to commence in Q3.  Geological mapping and detailed soil sampling  is being completed over both target areas to further define drilling targets, and up to 15,000 metres of drilling is planned for 2012.

Exploration activities in Romania have a 2012 budget of $3.9 million.  Drilling is planned for both extensions of the Certej deposit, and for satellite targets on the surrounding exploration licenses.  In the Certej deposit area, drilling targets the high grade Kaiser vein system along the west edge of the proposed pit. Exploration drilling is also planned for targets in the historically-mined  Magura and Teascu areas and in Certej North exploration license, all located  approximately 5 km west to northwest of the Certej deposit.

Table 10 summarizes consensus analyst metal price forecasts, which were used to generate certain estimates listed above.

Table 10. Consensus Metal Price Forecasts

Metal	Unit	2012	2013	2014	2015	2016	2017	Long-Term
Gold	US$/oz	1,772	1,816	1,595	1,476	1,346	1,292	1,250
Silver	US$/oz	35.30	33.13	28.21	25.88	25.62	21.75	21.75
Copper	US$/lb	3.83	4.01	3.66	3.38	2.84	2.63	2.59
Lead	US$/t	2,226	2,380	2,446	2,446	2,182	2,072	1,895
Zinc	US$/t	2,138	2,402	2,535	2,667	2,446	2,358	2,138

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call on Thursday, April 12, 2012 at 11:30 am EDT (8:30 am PDT) to discuss the Eldorado Growth Continues news release. You may participate in the conference call by dialing 416-340-8527 in Toronto or 1-877-440-9795 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call and presentation slides will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until April 19, 2012 by dialing 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 6780348.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to Eldorado Growth.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the  integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; ability to complete acquisitions; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Note to U.S. Investors. While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU)

Contact:

Nancy E.  Woo, VP, Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Website: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com